SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Red Pearl Acquisition Corp.

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(Name of Issuer)

Common Stock, $.001 par value per share

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(Title of Class of Securities)

To Be Applied For

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(CUSIP Number)

Brian Haveson

106 Chelsea Parkway

Boothwyn, Pa 1906

610 494 5534

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(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 27, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or §§ 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. To be Applied For

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(1)	Name of reporting persons: Brian Haveson

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(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐

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(3)	SEC use only

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(4)	Source of funds (see instructions) AF

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(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

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(6)	Citizenship or place of organization United States of America

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Number of shares beneficially owned by each reporting person with:

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(7)	Sole voting power 3,000,000

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(8)	Shared voting power 0

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(9)	Sole dispositive power 3,000,000

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(10)	Shared dispositive power 0

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(11)	Aggregate amount beneficially owned by each reporting person 3,000,000

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(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) |_|

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(13)	Percent of class represented by amount in Row (11) 100.0%

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(14)	Type of reporting person (see instructions) IN

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Item 1. Security and Issuer

This Schedule 13D is filed on behalf of Brian Haveson relating to the acquisition of 3,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of Red Pearl Acquisition Corp., a Nevada corporation ("Red Pearl"). The address of the principal executive offices of the Issuer is 106 Chelsea Parkway Boothwyn, Pa 19061.

Item 2. Identity & Background

This statement is filed on behalf of:

(a)	Brian Haveson

(b)	106 Chelsea Parkway Boothwyn, Pa 19061

(c)	The Reporting Person is the Chief Executive Officer and Chairman of Lightning Poker Inc. Lightning Poker Inc. is a manufacture and marketer of electronic poker tables.

(d)	The reporting person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The reporting person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Shares were purchased for $40,000 in cash in a private transaction. The reporting person acquired the funds for the purchase through a loan made to him by Lightning Poker Inc. The terms and conditions of the loan are evidenced by a acquired through cash purchase from proceeds from loan by the Loan Agreement dated August 16, 2007 attached as Exhibit A to this Schedule 13D (the "Loan Agreement") and the Promissory Note dated August 16, 2007 attached as Exhibit B to this Schedule 13D (the "Note"), both of which are incorporated herein by reference. The loan has a principal amount of $40,000, bears interest at 8% and matures on December 31, 2007.

Item 4. Purpose of Transaction

The reporting person acquired the Shares to facilitate, and in contemplation of, the acquisition of Lightning Poker Inc. by a subsidiary of the Issuer by means of a merger. The reporting person intends to change the board of directors and management of the Issuer prior to the merger.

Item 5. Interest in Securities of the Issuer

(a) and (b) The reporting person beneficially owns 3,000,000 Shares, or 100.0%

of the outstanding shares of common stock of the Issuer, the only class of outstanding capital stock of the Issuer. The reporting person has sole voting power and dispositive power of all the Shares .

(c) On August 27, 2007, the Reporting Person acquired 3,000,000 Shares through a private purchase for a an aggregate purchase price of $40,000, or approximately $.013 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to

Securities of the Issuer

The reporting person acquired the Shares to facilitate, and in contemplation of, the acquisition of Lightning Poker Inc, by a subsidiary of the Issuer by means of a merger. The reporting person is a director and the Chief Executive Officer of Lightning Poker Inc. The reporting person intends to change the board of directors and management of the Issuer prior to the merger.

Item 7. Material to be Filed as Exhibits

Exhibit A	Loan Agreement.
Exhibit B	Promisory Note
Exhibit C	Stock Purchase Agreement dated August 21, 2007 between Brian Haveson and Golden Buffalo Capital LLC

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007	/s/ Brian Haveson
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Brian Haveson